Exhibit 99.5

Interpool, Inc. Consummates Exchange Offer for 100% of 6% Senior Notes Due 2014

PRINCETON, N.J. — (BUSINESS WIRE) — April 15, 2006 — Interpool, Inc. (NYSE: IPX — News) announced today the successful consummation of an exchange offer for all of the Company’s outstanding 6% Senior Notes due 2014.

Pursuant to the exchange offer, the entire $230,000,000 principal amount of 6% Senior Notes due 2014 (the “6% Private Senior Notes”) was tendered prior to the expiration of the exchange offer and exchanged for the same principal amount of Interpool 6% Senior Notes due 2014 (the “6% Exchange Senior Notes”), which have been registered under the Securities Act. The 6% Private Senior Notes were originally issued and sold in 2004, in transactions exempt from registration under the Securities Act.

The 6% Exchange Senior Notes issued in the exchange offer have identical terms and conditions as the unregistered 6% Private Senior Notes, except that the 6% Exchange Senior Notes are not subject to the restrictions on resale or transfer, which applied to the unregistered 6% Private Senior Notes.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact:
Interpool, Inc.
James F. Walsh, 609-452-8900
www.interpool.com

Source: Interpool, Inc.